SICHENZIA ROSS FRIEDMAN FERENCE LLP
ATTORNEYS AT LAW

November 22, 2006

VIA EDGAR AND FACSIMILE (202) 772-9210

Division of Corporate Finance
Mail Stop 4561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Karen Garnett

Re:	Dynasty Gaming, Inc. (the “Company”)
Amendment No. 3 to Registration Statement on Form 20-F (“Form 20-F/A”)
Filed October 27, 2006 File No. 000-52126

Dear Ms. Garnett:

This letter responds to comments contained in the Staff letter, dated November 15, 2006, addressed to Mr. Albert Barbusci, the Company’s President and Chief Executive Officer, with respect to the Company’s filing of Form 20-F/A.

We have replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly. Where applicable, the revised pages or sections of Amendment No. 4 to Form 20-F (the “Amended Registration Statement”), filed on November 22, 2006, have been referenced.

General

1.	We note that Amendment No. 3 to the registration statement was improperly tagged in the EDGAR system as a “20-F” Please ensure that all subsequent amendments are correctly tagged as “20FR12G/A.”

Response 1:

The Company notes the Commission’s comment and will continue to ensure that the Amended Registration Statement and all subsequent amendments, if any, are correctly tagged as “20FR12G/A.”

Trend Information, page 26

2.
We note your response to prior comment 11; however, your registration statement continues to reference reports by Bear Stearns and Datamonitor. Please provide us with copies of the relevant sections of these reports that support the data in your registration statement. Alternatively, please omit the data from your disclosure.

Response 2:

The Company has eliminated all reference to the reports by Bear Stearns and Datamonitor in the disclosures contained in the Trend Information discussion set forth on page 26 and throughout the Amended Registration Statement.

Financial Statements

General

3.	Please continue to monitor the updating requirements of Item 8.A.5 of Form 20-F and related Instructions to the referenced section

Response 3:

The Company will continue to monitor the updating requirements of Item 8.A.5 of Form 20-F and related Instructions to the referenced section.

Dynasty Gaming as of December 31, 2005 and 2004

Auditors’ Report, page F-15

4.
We note your response to our prior comment 22 and the adjustments to your financial statements to classify your subsidiaries, MED, CHCI and CPC as discontinued operations. It is unclear whether these adjustments have been audited. Please have your auditors revise their report to indicate, if true, that the adjustments have been audited and the date on which audit work on these adjustments was completed. Also, explain to us how your accountants considered AU Section 530 of Codification of Statements on Auditing Standards in determining how to date their report.

Response 4:

The Company’s auditors’ report has been revised to indicate that it has been dual dated to be in line with AU Section 530 of the Codification of Statements in order to reflect that the adjustments to the Company’s financial statements to classify its subsidiaries, MED, CHCI and CPC as discontinued operations were audited and that the audit work was performed on the discontinued operations as of October 17, 2006.

Consolidated Statements of Cash Flows, page F-20

5.
We have read and considered your response to our prior comment 24. You indicated that you presented U.S. GAAP cash flows statements along with the other Canadian GAAP financial statements. Please clarify to us whether Canadian GAAP allows you to follow another country’s accounting standards (e.g., U.S. GAAP) for Canadian GAAP purposes.

Response 5:

The Company has revised its consolidated financial statements to present a statement of cash flows consistent with Canadian GAAP and to include a statement of cash flows consistent with US GAAP as a component of the disclosure within Note 27.

6.
It is still unclear how your presentation of cash flows from discontinued operations is consistent with U.S. GAAP, specifically, your presentation of cash flows from discontinued operations outside of cash flows from operating, investing and financing activities Please revise your presentation to combine cash flows from continuing operations and discontinued operations or tell us why your current presentation is appropriate.

Response 6:

Per your comment and to be consistent with U.S. GAAP, the Company has revised its presentation of cash flows to combine cash flows from continuing operations and discontinued operations.

14. Capital Stock

e) Business acquisition, page F-32

7.
We have read and considered your response to our prior comment 23. We are still unclear how you determined that value obtained in the April 29, 2005 private placement was the best indicator of the cost of acquiring Mahjong Systems Limited and Mahjong Development Inc. Please tell us the quoted market price of your stock on the date of acquisition, and why quoted price is not an appropriate indicator of the fair value of your stock. Cite any relevant accounting guidance in your response.

Response 7:

The Company signed a letter of intent to purchase Mahjong Systems Limited and Mahjong Development Inc. (“MM”) on December 14, 2004 (the “Acquisition”); at that time, trading in the Company’s stock was halted. The Company issued a press release on May 13, 2005 to announce the proposed purchase. No volume was traded on this day and the quoted market price the day before was $0.27 CDN. On June 10, 2005, the effective date of the Acquisition, the quoted market price of the stock was $0.36 CDN.

For accounting purposes, the Company determined that May 13, 2005 was the appropriate measurement date for the securities issued in the Acquisition (the Company believes that for U.S. GAAP purposes, this is consistent with the guidance of paragraph 4 of EITF 99-12). The Company also determined that the date of the Acquisition was June 10, 2005. This is the date that the effective control of the acquired entities was transferred to the Company (the Company believes that for U.S. GAAP purposes, this is consistent with the guidance of paragraph 48 of SFAS No. 141). The Company began managing, operating and funding the acquired companies on this date and there were no remaining restrictions to the acquisition other than the issuance of the common shares that subsequently occurred in September 2005. The 9,000,000 common shares were issued on September 21, 2005 after completion of normal shareholder procedural matters.

The Company further believes that for Canadian GAAP purposes using the $0.15 CDN price is appropriate for the following reasons:

(a) Closely Held

The Company had 36,187,782 issued and outstanding shares of common stock at the beginning of 2005, of which 53% were held by related parties.

(b)	Very Low Volume

The Company increased its issued and outstanding number of shares of common stock by 22% upon the issuance of the 8,000,000 shares of common stock for the private placement. The Company was negotiating and consummating the acquisitions from April through June 10, 2005. During this time period the trading volume of the Company's common stock averaged approximately 50,000 shares per day.

(c) Independent evaluation

As described in the Company’s response letter dated October 27, 2006 to Comment 63 of the Staff's letter dated August 25, 2006, the Company also obtained a third-party independent valuation of the of the acquired companies which indicated a fair value for the acquired companies of approximately $1,970,000 to $2,220,000. These amounts are relatively consistent with the value that the Company determined using the cash price of the private placement.

Therefore, the Company determined that the cash price of the private placement was a more appropriate and representative value to use to determine the cost of the acquired entities and our auditors agreed with this.

For purposes of U.S. GAAP, in determining the cost of the acquisition of Mahjong Systems Limited and Mahjong Development Inc., the Company considered the following items:

(a) The guidance of paragraph 22 of SFAS No. 141 which states that: “Thus, the quoted market price of an equity security issued to effect a business combination generally should be used to estimate the fair value of an acquired entity after recognizing possible effects of price fluctuations, quantities traded, issue costs, and the like.” The Company believes that a very significant “possible effect” that should be recognized under paragraph 22 of SFAS No. 141 was the significantly limited quantities of the Company’s common stock that was being traded between the date of the private placement and the effective date of Acquisition. Therefore, the Company determined that the quoted market price of the Company’s common stock should be adjusted for the effect of the small amount of the quantities traded.

(b) Approximately two weeks before the May 13, 2006 announcement of the acquisition, the Company completed a private placement as described in note 14 to the Company’s financial statements.  The Company sold 8,000,000 shares of common stock at $0.15 CDN per share.  This volume of shares is close to the amount issued in the acquisition (9,000,000 shares). Therefore, the Company determined that this volume and share price was representative of the adjustment that would be appropriate under paragraph 22 of SFAS No. 141 in determining the cost of the acquired entity.

Based on the reasons set forth above, the Company believes that $0.15 CDN per share is an appropriate cost to use for U.S GAAP purposes.

Note 21 Commitment, page F-38

8.
Please explain to us your basis for removing the disclosures relating to lease commitments and contingencies that were included in notes 21 and 24 in your prior filing. If they related to the subsidiaries classified as discontinued operations in the current filing, please explain to us how you considered the guidance in Question 2 of SAB Topic 5.Z.5.

Response 8:

The sale was ratified by the Board of Directors with effective date of September 30, 2006 at which date the acquirer took over control. There were no uncertainties involving discontinued operations that would materially affect the Company’s liquidity, financial condition nor results of operations.

Disclosures relating to the lease commitments up to September 30, 2006 of the discontinued operations have been included in the Amended Registration Statement.

The contingency note is also included with mention of the September 30, 2006 effective date of sale and that the acquirer is responsible from that date and onwards for any real or contingent liabilities.

9143-3250 Quebec Inc. and Mahjong Systems Limited

Auditors’ Report, page F-46 and F-56

9.
We noted that your accountants changed the date of their report with respect to note seven (9143-3250 Quebec Inc.) and note six (Mahjong Systems Limited). Please explain to us the basis for the dual dating of the accountants’ reports and bow your accountants considered AU Section 530 of Codification of Statements on Auditing Standards.

Response 9:

The December 31, 2005 audits of 9143-3250 Quebec Inc. and Mahjong Systems Limited were completed in March 2005. At that time the financial statements did not include notes 7 (9143-3250 Quebec Inc.) and 6 (Mahjong Systems Limited) since the financial statements were only being used for Canadian purposes. In September 2006, the Company prepared the disclosures in the notes to the financial statements with respect to Canadian to U.S. accounting policies differences and engaged its auditors to also audit these disclosures in the notes to the financial statements. The Company’s auditors did so and issued their audit report with separate dates to include notes 7 (9143-3250 Quebec Inc.) and 6 (Mahjong Systems Limited). The Company’s auditors have advised the Company that they have reviewed AU Section 530 and since these policy differences do not appear to represent subsequent events as discussed in that section, they have reissued their audit reports using only the March 2005 audit report date.

Consolidated Financial Statements

10.
We have read and considered your response to comment 25. Please explain to us how you considered the requirement that the financial statements of acquired and to be acquired foreign businesses under Rule 3-05 of Regulation S-X must comply with the age of financial statement requirements at the time of effectiveness of the registration statement. Interim financial statements for the period preceding the acquisition date may not be omitted on the basis that the acquisition occurred during the first 9 months of the current year. However, the financial statements generally need not be updated if the omitted period is less than 6 months, and the acquired business does not prepare quarterly financial statements under its home-country reporting requirements.

Response 10:

The interim financial statements of both Mahjong Systems Limited and Mahjong Development Inc. (the “Acquired Businesses”), up to the date of acquisition were not provided for the following two reasons: (1) the effective date of the acquisition was June 10, 2005, therefore the omitted period was less than six months, and (2) the Acquired Businesses were not required to prepare and did not prepare quarterly financial statements.

Unaudited Pro Forma Consolidated Statement of Operations- Dynasty Gaming Inc., page F-61

11.	We have read and considered your response to comment 29. Please refer to Rule 11-02 of Regulation S-X and revise the pro forma information to address the following comments:

•
As previously requested, please disclose the accounting treatment used to record the acquisitions for both Canadian GAAP purposes and reconciliation to U.S. GA.AP, which we assume is the purchase method.

•
The historical statement of operations used in the pro forma financial information should be based on the latest fiscal year included in the filing as presented on page F-18 and only the portion of that statement through “net loss from continued operations.”

•	Disclose the period for which the results of operations of the acquired entities are included in the historical consolidated statement of operations.

•	Explain the basis for not including amortization of purchase adjustments including, but not limited to, amortization of deferred gaming software development costs.

Response 11:

Per your comments above, the Company has revised the Pro Forma Consolidated Statement of Operations for Dynasty Gaming, Inc. in the Amended Registration Statement that satisfies all 4 points raised in the above comment.

Exhibit 15.1 - Consent of Independent Registered Public Accounting Firm

12.	We noted several inconsistencies between the accountants’ consent and their reports. Please revise as appropriate to address the following apparent conflicts

•	Clarify that the audit report on the financial statements of Dynasty Gaming, Inc. covers fiscal year 2003 as well.

•
Revise the date of the audit reports on the financial statements of 9143-3250 Quebec Inc. and Mahjong Systems Limited referenced in the consent (i.e., March 11, 2006) to be consistent with the date of the auditors’ reports (i.e., March 11, 2005).

•
Clarify that the periods covered by the auditors’ reports on the financial statements of 9143-3250 Quebec Inc. and Mahjong Systems Limited are from inception to, rather than the year ended, December 31, 2004.

Response 12:

During the preparing and the filing of the Company’s Registration Statement, Amendment No. 3, a clerical error occurred and the wrong consent form was filed. The Company has submitted as Exhibit 15.1 to the Amended Registration Statement the correct form of accountants’ consent.

We appreciate your timely consideration of these matters in your review of the filing referenced above. If you or others have any questions or would like additional information, please contact the undersigned at 212-930-9700.

Very truly yours,

By:	/s/ Sasha Ablovatskiy
Sasha Ablovatskiy
cc: Mr. Albert Barbusci, Chief Executive Officer